Appendix A
to the Operating Expenses Limitation Agreement

(as amended on June 27, 2013 to add Orinda Income Opportunities Fund)

Fund and Share Class	Operating Expense Limit
Orinda SkyView Multi-Manager Hedged Equity Fund
Class A	2.95% of average daily net assets
Class C	3.70% of average daily net assets
Class I	2.64% of average daily net assets
Orinda SkyView Macro Opportunities Fund
Class A	2.96% of average daily net assets
Class I	2.66% of average daily net assets
Orinda Income Opportunities Fund
Class A	1.90% of average daily net assets
Class I	1.60% of average daily net assets

ADVISORS SERIES TRUST		ORINDA ASSET MANAGEMENT, LLC
on behalf of the Funds listed on Appendix A

By:	/s/ Douglas G. Hess	By:	/s/ Craig M. Kirkpatrick
Name:	Douglas G. Hess	Name:	Craig M. Kirkpatrick
Title:	President	Title:	President